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SEC FILE NUMBER 8-26145

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2021________ AND ENDING December 31, 2021______
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Capital Hill Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
xBroker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

43 Rainey Street, Suite 3201
(No. and Street)

Austin, Texas 78701
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James R. Richards **214-533-6822** **jrichards@texasbusinesscapital.net**
(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company
(Name – if individual, state last, first, and middle name)

P.O. Box 27887 **Austin** **Texas** **78755**
(Address) (City) (State) (Zip Code)

November 20, 2014 6072
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

RMS

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17

CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Spirer________________________________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Capital Hill Group, Inc., as of December 31____________________, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Gary Spirer

Title: President

Notary Public

YARELI MARIANO
Notary ID #130970984
My Commission Expires
January 20, 2025

This filing contains (check all applicable boxes):**

x(a) Statement of financial condition.
(b) Notes to consolidated statement of financial condition.
x(c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
x(d) Statement of cash flows.
x(e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
(f) Statement of changes in liabilities subordinated to claims of creditors.
x(g) Notes to consolidated financial statements.
x(h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
(i) Computation of tangible net worth under 17 CFR 240.18a-2.
x(j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
X(m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
(o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
x(q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
x(s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
(t) Independent public accountant's report based on an examination of the statement of financial condition.
x(u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
(v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
x(w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
(y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CAPITAL HILL GROUP, INC.
Index to Financial Statements and \
Supplemental Schedules
December 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Capital Hill Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capital Hill Group, Inc., as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Capital Hill Group, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Capital Hill Group, Inc.'s management. Our responsibility is to express an opinion on Capital Hill Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capital Hill Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Capital Hill Group, Inc.'s financial statements. The supplemental information is the responsibility of Capital Hill Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Capital Hill Group, Inc.'s auditor since 2021.

Austin, Texas
February 11, 2022

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

CAPITAL HILL GROUP, INC.

Statement of Financial Condition

December 31, 2021

ASSETS		
Cash	$	9,064
Due from affiliates		144,252
Total Assets	$	153,316

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	-
Total liabilities		-
Stockholder's Equity		
Common stock, 100 shares authorized with $10.00 par value, 100 shares issued and outstanding	$	1,000
Additional paid-in capital		284,976
Accumulated deficit		(132,660)
Total stockholder's equity		153,316
Total Liabilities and Stockholder's Equity	$	153,316

The Accompanying Notes are an Integral Part of the Financial Statements.

CAPITAL HILL GROUP, INC.
Statement of Operations
For the Year Ended December 31, 2021

Revenues	
Interest income	-
Total Revenues	-
Operating Expenses	
Legal and professional services	5,400
Regulatory expenses	1,500
Taxes	50
Total Expenses	6,950
Net Income (Loss)	$ (6,950)

The Accompanying Notes are an Integral Part of the Financial Statements.

CAPITAL HILL GROUP, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2021

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2020	$ 1,000	$ 278,976	$ (125,710)	$ 154,266
Capital contributions	-	6,000	-	6,000
Net income	-	-	(6,950)	(6,950)
Balances, December 31, 2021	$ 1,000	$ 284,976	$ (132,660)	$ 153,316

The Accompanying Notes are an Integral Part of the Financial Statements.

CAPITAL HILL GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities	
Net income (loss)	$ (6,950)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Decrease in debt from affiliates	950
Net cash used in operating activities	(6,000)
Cash flows from financing activities	
Capital contribution	6,000
Net cash used in financing activities	6,000
Net change in cash	-
Cash, beginning of year	9,064
Cash, end of year	$ 9,064

Supplemental Disclosures

Cash of $50.00 was paid in taxes during the year. There was no cash paid for interest during the year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Note 1 - Nature of Business

Capital Hill Group, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a limited purpose broker dealer and is primarily engaged in the business of executing transactions relating to underwritings, real estate, oil and gas syndications, limited partnership offerings and other fee based investment advisory services. No revenue transactions were entered into during the year ended December 31, 2021.

The Company's abilities to continue as a going concern is the next twelve months following the date of the financial statements were available to be issued is dependent upon its ability to generate revenue and/or obtain capital contributions to meet current and future obligations. The shareholder of the Company has evaluated these conditions and is committed to provide funding as needed to satisfy its capital needs.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash and Cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and accrued expenses. The Company did not have cash balances in excess of federally insured limits as of December 31, 2021.

Revenue Recognition
The Company generates revenue by executing transactions relating to real estate, oil and gas syndications, limited partnership offerings, and other fee based investment advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or overtime; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract and whether constraints on variable considerations should be applied due to uncertain future events. No revenue transactions were entered into during the year ended December 31, 2021.

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;

Note 2 - Significant Accounting Policies (continued)

Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, approximate their fair values due to their short maturities.

Income Taxes
The Company, with the consent of its shareholder, has elected to be an S corporation and has elected to treat the Company as a qualified subchapter S subsidiary under the Internal Revenue Code and similar state law. Instead of paying corporate income taxes, the stockholder is taxed individually on the Company's taxable income. Therefore, no provision or liabilities for federal income taxes has been made. The Company is liable in three state jurisdictions for either income or franchise taxes.

The Company uses a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company does not have any significant uncertain tax positions.

Management Review
The Company has evaluated subsequent events through February 11, 2022 the date the financial statements were available to be issued.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Related Party Transactions

The due from affiliate amount of $144,252 represents amounts owed to the Company by G.S. Equities, Inc., a corporation wholly owned by the shareholder of the Company. The Company and its owner, through G.S. Equities, Inc., operates under an expense sharing agreement whereby certain non-regulatory expenses are paid by the owner through G.S. Equities, Inc. on behalf of the Company.

Note 4 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital and net capital requirements $9,064 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0 to 1.

Note 5 Commitments and Contingencies

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threatened against the company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flow.

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

COVID-19
In March 2020, the World Health Organization declared a global pandemic related to the proliferation of the Covid-19 virus. Significant uncertainty about the duration and effect of the pandemic has created uncertainty in the current environment with several states and local governments recommending significant decreases in person to person interaction in addition to changes in other common business practices during the duration of the pandemic including the temporary closures of all non-essential businesses. Because of the uncertainty the pandemic will have on the current business environment, management is unable to estimate the potential impact on the company's operations.

Schedule I
CAPITAL HILL GROUP, INC.
Computation of Net Capital and Aggregate Indebtedneww
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2021

Computation of Net Capital		
Total stockholder's equity qualified for net capital	$	153,316
Deductions and /or charges:		
Non-allowable assets:		
Employee receivables		(144,252)
Net capital	$	9,064
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	-
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
(greater of $5,000 or 6 2/3% of aggregate indebtedness)		
Net capital in excess of minimum requirement	$	4,064
Net capital less greater of 10% of Aggregated Indepbedness or 120% of minimum net capital required	$	3,064
Ratio of aggregate indebtedness to net capital		0.00 to 1

Reconciliation of Computation of Net Capital

The above computation does materially not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2021 as filed by Capital Hill Group, Inc. on Form X-17A-5 filed January 5, 2022. Accordingly, no reconciliation is deemed necessary.

CAPITAL HILL GROUP, INC.
Schedule II and Schedule III
December 31, 2021

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

With respect to the computation for determination of reserve requirement under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No.34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

Schedule III
Information Relating to The Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

With respect to the information relating to the possession and control requirements under Rule 15c3-3, the Company does not claim and exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No.14-70073 dated July 30, 2013, and as discussed in question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

BAUER & COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Capital Hill Group, Inc.:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which Capital Hill Group, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Capital Hill Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Hill Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 11, 2022

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

Capital Hill Group, Inc
43 Rainey Street, Suite 3201
Austin, TX 78701

Exemption Report

Capital Hill Group, Inc.(the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Capital Hill Group, Inc.

I, Gary Spirer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Gary Spirer
President

February 11, 2022